July 11, 2023

VIA EDGAR

Mr. Michael Kosoff

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: KraneShares MSCI One Belt One Road Index ETF

(File Nos. 333-180870 and 811-22698)

Dear Mr. Kosoff:

On June 23, 2023 you provided oral comments on behalf of the SEC staff (“Staff”) regarding its examination of the KraneShares MSCI One Belt One Road Index ETF’s (the “Fund”), a series of KraneShares Trust (the “Registrant”), website. Your comments and the Registrant’s responses are set forth below.

1.	Please supplementally inform the Staff of the cause of the Fund’s net asset value (“NAV”) error.

RESPONSE: After confirming with the Fund adviser that it (as Fund administrator) had erroneously reversed a valid trade, the Fund administrator sought to manually re-book it; however, in doing so, the administrator incorrectly re-booked it using the local U.S. Dollar principal amount instead of the Hong Kong Dollar (“HKD”) principal amount. The use of the incorrect principal amount resulted in the Fund’s NAV being understated by between $0.43 and $0.54.

2.	State whether other series of the Registrant were impacted by this NAV error.

RESPONSE: No other series of the Registrant was impacted by this NAV error.

K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

3.	For the dates that the NAV error occurred, please provide both the incorrect and correct NAVs for the Fund and the number of shares outstanding.

RESPONSE: Please see the following chart.

Date	NAV Disseminated ($)	Revised NAV ($)	Shares Outstanding
24-Aug-22	24.71	25.15	250,002.00
25-Aug-22	25.01	25.44	250,002.00
26-Aug-22	24.94	25.37	250,002.00
27-Aug-22	24.94	25.37	250,002.00
28-Aug-22	24.94	25.37	250,002.00
29-Aug-22	24.70	25.13	250,002.00
30-Aug-22	24.50	24.93	250,002.00
31-Aug-22	24.35	24.89	200,002.00
1-Sep-22	24.00	24.54	200,002.00
2-Sep-22	24.07	24.61	200,002.00
3-Sep-22	24.07	24.61	200,002.00
4-Sep-22	24.07	24.61	200,002.00
5-Sep-22	24.07	24.61	200,002.00
6-Sep-22	24.18	24.72	200,002.00
7-Sep-22	24.21	24.75	200,002.00
8-Sep-22	24.13	24.67	200,002.00
9-Sep-22	24.46	25.00	200,002.00
10-Sep-22	24.46	25.00	200,002.00
11-Sep-22	24.46	25.00	200,002.00
12-Sep-22	24.63	25.17	200,002.00
13-Sep-22	24.42	24.96	200,002.00
14-Sep-22	24.12	24.66	200,002.00
15-Sep-22	23.82	24.36	200,002.00
16-Sep-22	23.45	23.99	200,002.00
17-Sep-22	23.45	23.99	200,002.00
18-Sep-22	23.45	23.99	200,002.00
19-Sep-22	23.34	23.88	200,002.00

4.	Confirm when the matter was identified and whether it was reported to the Fund’s Board of Trustees (the “Board”) and, if so, when.

RESPONSE: The matter was identified on September 20, 2022. The Fund’s Board was initially notified by Krane Funds Advisors, LLC, the Fund’s investment adviser, as valuation designee on the same day. The matter was then investigated to identify the root cause, and a report was prepared between September 22 and November 1. The final report was provided to the Board in connection with its next meeting on December 1 and 2, 2022.

5.	Confirm if there has been a reprocessing of any purchases and redemptions of Fund shares of affected investors.

RESPONSE: During the period of the NAV error, there was one redemption order (trade date August 30, 2022); there were no purchase orders. The redemption order was reprocessed and, in accordance with the Fund’s NAV error correction policy, the transacting Authorized Participant was reimbursed the difference between the amount it received in connection with the redemption (at the disseminated NAV) and the amount it should have received in connection with the redemption (at the correct NAV). The Fund administrator paid the amount of the reimbursement.

6.	State whether affected parties, including those who may have bought and sold Fund shares on an exchange, have been notified.

RESPONSE: Registrant respectfully refers the Staff to its responses to Items 7 and 8, below.

7.	Confirm if any public statement (i.e., press release or website disclosure) was made about the NAV error. The Staff refers the Registrant to NYSE Arca Rule 5.3-E(i).

RESPONSE: The NAV error was reported to the NYSE Arca, Inc., the Fund’s listing exchange, prior to market open on September 21, 2022. The exchange reviewed the facts and determined trading of the Fund’s shares would not be halted and no press release would be required because the NAV error period was in the past, i.e., as of September 20, 2022, the correct NAV was being calculated and published.

8.	With respect to the Premium/Discount History bar chart on the Fund’s website, as well as flagging a premium/discount exceeding 2%, the Staff’s position is that the website disclosure should reflect the corrected NAV, with any NAV error explained in accompanying disclosure.

RESPONSE: Registrant intends to update the Premium/Discount History bar chart on the Fund’s website to reflect the corrected NAV and explain the NAV error in accompanying disclosure.

*          *          *          *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9473 or Stacy Fuller at (202) 778-9475.

Sincerely,

/s/ Franklin Na

Franklin Na

cc:	Jonathan Krane

Odette Gafner

Jonathan Shelon

Krane Funds Advisors, LLC

Stacy L. Fuller

K&L Gates LLP

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